Exhibit 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2011 through May 31, 2016

	Year Ended May 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges 1	5.36	5.29	5.34	2.86	4.84	4.72

1 Calculated as follows	(income before income taxes) + (fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	Year Ended May 31,
(All numbers in thousands)	2016	2015	2014	2013	2012	2011
Income before income tax	483,466	453,253	424,487	176,891	328,289	295,053
Fixed charges	110,851	105,549	97,918	95,346	85,579	79,227
Total	594,317	558,802	522,405	272,237	413,868	374,280